FEG ABSOLUTE ACCESS FUND I LLC

AMENDMENT OF LIMITED LIABILITY COMPANY OPERATING AGREEMENT

WHEREAS, pursuant to Section 8.1(a) of the December 10, 2015 Second Amended and Restated Limited Liability Company Operating Agreement (the “Agreement”) of FEG Absolute Access Fund I LLC (the “Company”), this Amendment to that Agreement has been approved at the May 18, 2017 meeting of the Board of Directors (the “Board”) of the Company and has been consented to in writing by the Board of the Company.

NOW, THEREFORE, Section 4.4(b)(6) of the Agreement is hereby amended as follows:

“Repurchases of Units or portions thereof by the Company shall be payable after the date of each such repurchase or, in the case of an offer by the Company to repurchase Units, after the expiration date of such repurchase offer in accordance with the terms of such offer. Payment of the purchase price for Units (or portion thereof) shall be made within fifteen days of the relevant Repurchase Request Deadline, and shall consist of a promissory note, which need not bear interest, in an amount equal to 100% of the unaudited net asset value of the portion of the Units redeemed. The note will entitle the Member to be paid within 30 days after the Full Repurchase Valuation Date, or ten business days after the Company has received at least 90% of the aggregate amount withdrawn by the Company from the Portfolio Funds (through the Company’s investment in FEG Absolute Access Fund (via the Offshore Fund)), whichever is later (either such date, a “Payment Date”). Notwithstanding the foregoing, if a Member has requested the repurchase of 90% or more of the Units held by such Member, such Member shall receive: (i) a promissory note, which need not bear interest, in an amount equal to 90% of the estimated unaudited net asset value of the Units (or portion thereof) repurchased by the Company determined as of the Full Repurchase Valuation Date (after giving effect to all allocations to be made as of that date to such Member’s capital account) (the “Initial Payment”), which will be paid on or prior to the Payment Date; and (ii) a promissory note entitling the holder thereof to the balance of the proceeds, to be paid within 30 days of the completion of the Company’s next annual audit. Notwithstanding anything in the foregoing to the contrary, the Board of Directors, in its discretion, may pay any portion of the repurchase price in Securities (or any combination of Securities and cash) having a value, determined as of the Full Repurchase Valuation Date, equal to the amount to be repurchased; provided that the Board of Directors, in its discretion, may make payment of the purchase price for Units by in-kind distribution of Securities held by the Company. The purchase price of Units will be determined as of the Full Repurchase Valuation Date.”

IN WITNESS WHEREOF, the parties hereto have executed this Amendment effective as of May 18, 2017.

As Directors

/s/ Gregory J. Hahn	/s/ David C. Hyland
Gregory J. Hahn	David C. Hyland